Exhibit 99.1

Luxoft Reports Results for First Quarter Fiscal 2019

LONDON, August 15, 2018 - Luxoft Holding Inc (NYSE:LXFT), a global IT service provider, today announced results for the three months ended June 30, 2018.

Highlights — Three Months Ended June 30, 2018

•Revenue of $212.8 million, up 1.7% year-over-year and down 8.6% sequentially. FX headwinds had negative impact of $5.3 million or 2.5% compared to previous quarter

•Adjusted EBITDA of $23.8 million and adjusted EBITDA margin of 11.2%, compared to $26.4 million and 12.6% in the year-ago quarter

•Diluted GAAP EPS of $0.14, compared to $0.18 in the year-ago quarter

•Non-GAAP diluted EPS of $0.43, compared to $0.50 in the year-ago quarter

•As of June 30, 2018, total number of employees was 12,738; Annual revenue per billable engineer was $78,979, up 4.0% from the prior year.

Note: Reconciliations of non-GAAP to GAAP measures are included at the end of the release.

“We’re off to a solid start this fiscal year with first quarter results largely ahead of our expectations," said Dmitry Loschinin, Luxoft’s CEO and President. “We continue to transform our business through revenue diversification, allocation of resources to the highest-margin digital opportunities, and implementation of cost reduction efforts to strengthen our margin profile. Excluding Top Two accounts (DB & UBS)1, consolidated revenue increased 6.8% and Financial Services’ revenue increased 25.4%. This was our 14th consecutive quarter of over 20% year-over-year growth in Financial Services, excluding Top-Two accounts, which speaks to the increasing value of our solutions, current market trends and our continued path for long-term growth.
We continue to see strong growth in Automotive and are transforming our Digital Enterprise business with a focus on higher-margin disruptive technologies. To that end, we recently made two small, strategic acquisitions: Smashing Ideas, a design and innovation firm, and Objective Software, a tech-focused automotive software company. These acquisitions enhance our offerings and strength our position on the value chain. Mr. Loschinin concluded, “We are committed to executing on our strategic priorities for fiscal 2019. I am confident we are taking the right steps to build a strong foundation for long-term sustainable growth and increasing shareholder returns. To the end, we have returned $20 million directly to shareholders via our share repurchase program announced in April."
First Quarter Key Operating Highlights

•	Revenue generated in North America represented 32.0% of revenue, while APAC and Europe grew 88.9% and 11.7% year over year, respectively.

•
Expanding global presence and growth outside of Financial Services is meaningfully reducing client concentration. Revenue by line of business was 55.5% Financial Services, 23.8% Digital Enterprise and 20.7% Automotive.

•	Top Two accounts amounted to 31.7% of revenue, representing a 3.2 percentage-point decrease over the prior year.

•	Top Five accounts amounted to 46.1% of revenue, an annual 4.6 percentage-point decrease, and Top Ten accounts amounted to 56.6% of revenue, a 5.3 percentage point decrease.

1Top two accounts are UBS and Deutsche Bank and are included in our Financial Services line of business.

Second Quarter Fiscal 2019 Outlook

•	Revenue is expected to be in the range of $225 to $230 million.

•	Adjusted EBITDA is expected to be in the range of 13.5% to 14.5%.

•	Diluted GAAP EPS is expected to be in the range of $0.28 to $0.36.

Conference Call Information

The Company will host a conference call to review the results on Wednesday, August 15th, 2018 at 8:00 a.m. ET. To participate, please dial 877-407-8293 or 201-689-8349 (outside the U.S.) or access the live webcast here.
A replay will be available two hours after the call at http://investor.luxoft.com or by dialing 877-660-6853 or 201-612-7415 (outside the U.S.) and entering the conference ID 13681539. The replay will be available until August 29, 2018.

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has over 12,700 employees across 42 cities in 21 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit www.luxoft.com.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict", potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Inquires	Media Inquiries
Tracy Krumme	Robert Maccabe
Vice President, Investor Relations	Director, Public Relations
212-964-9900 ext. 2460	+44 (0)20 3828 2346
IR@luxoft.com	Press@luxoft.com
Twitter: @Luxoft

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share amounts)

	As of June 30, 2018	As of March 31, 2018
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$101,503	$104,357
Restricted cash, current	65	70
Trade accounts receivable, net of allowance for doubtful accounts of $1,167 at June 30, 2018 and $1,232 at March 31, 2018	172,214	186,991
Unbilled revenue	41,524	33,310
Work-in-progress	7,972	3,734
Due from related parties	828	1,272
VAT and other taxes receivable	4,264	4,082
Advances issued	2,697	1,777
Other current assets	8,173	8,041
Total current assets	$339,240	$343,634
Non-current assets
Restricted cash, non-current	2,786	2,775
Deferred tax assets	5,848	4,349
Property and equipment, net	49,988	52,739
Intangible assets, net	102,950	106,368
Goodwill	96,684	88,908
Other non-current assets	4,799	5,047
Total non-current assets	263,055	260,186
Total assets	602,295	603,820
Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	22,557	856
Accounts payable	18,725	25,964
Accrued liabilities	40,132	49,593
Deferred revenue	5,428	4,105
Due to related parties	19	14
Taxes payable	24,087	22,916
Payable on derivative financial instruments	377	776
Payable for acquisitions, current	4,551	6,415
Other current liabilities	2,213	2,302
Total current liabilities	$118,089	$112,941
Deferred tax liability, non-current	7,131	10,830
Payable for acquisitions, non-current	1,021	2,895
Other non current liabilities	5,542	7,205
Total liabilities	$131,783	$133,871
Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,731,646 issued and outstanding with no par value as at June 30, 2018 and 80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018)	—	—
Additional paid-in capital	147,714	155,456
Common stock held in treasury, at cost (88,263 shares as of June 30, 2018; 61,874 shares as of March 31, 2018)	(4,288)	(3,424)
Retained earnings	330,532	320,521
Accumulated other comprehensive loss	(3,478)	(2,636)
Total shareholders’ equity attributable to the Group	$470,480	$469,917
Non-controlling interest	32	32
Total equity	$470,512	$469,949
Total liabilities and equity	$602,295	$603,820

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US dollars, except share and per share amounts)

	For the three months ended June 30,
	2018	2017
	(Unaudited)
Sales of services	$212,790	$209,242
Operating expenses
Cost of services (exclusive of depreciation and amortization)	137,367	135,599
Selling, general and administrative expenses	56,709	58,063
Depreciation and amortization	10,770	10,730
Gain from revaluation of contingent liability	—	(1,220)
Operating income	7,944	6,070
Other income and expenses
Interest income/ (loss), net	(34)	17
Unwinding of discount rate for contingent liability, loss	(67)	(801)
Other gain, net	698	489
Gain from derivative financial instruments	852	92
Net foreign exchange gain/ (loss)	(3,454)	1,480
Income before income taxes	5,939	7,347
Income tax expense	(1,241)	(1,030)
Net income	$4,698	$6,317
Net income attributable to the non-controlling interest	—	—
Net income attributable to the Group	$4,698	$6,317
Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.14	$0.19
Weighted average ordinary shares outstanding	34,030,253	33,503,344
Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.14	$0.18
Diluted weighted average ordinary shares outstanding	34,030,253	34,297,049

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of US dollars)

	For the three months ended June 30,
	2018		2017
	(Unaudited)
Net income	$4,698		$6,317
Other comprehensive income (loss), net of tax
Gains/(losses) on derivative instruments, net of tax effects of $(151) and $74	1,004		(733)
Translation adjustments with no tax effects	(1,846)		670
Total other comprehensive income	(842)		(63)
Comprehensive income	$3,856		$6,254
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—
Comprehensive income attributable to the Group	$3,856		$6,254

LUXOFT HOLDING, INC
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
(In thousands of US dollars)

	For the three months ended June 30,
	2018	2017
	(Unaudited)
Operating activities
Net income	$4,698	$6,317
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,770	10,730
Deferred tax (benefit)/ expense	109	(917)
Gain from derivative financial instruments	(852)	(92)
Net foreign exchange (gain)/ loss	3,454	(1,480)
Provision for doubtful accounts	(20)	267
Gain from revaluation of contingent liability	—	(1,220)
Unwinding of discount rate for contingent liability, loss	67	801
Share-based compensation	6,186	8,052
Other	34	—
Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	3,582	(12,257)
Work-in-progress	(4,618)	(3,258)
Due to and from related parties	432	225
Accounts payable and accrued liabilities	(10,433)	(986)
Deferred revenue	1,501	5,253
Changes in other assets and liabilities	4,331	(1,192)
Net cash provided by operating activities	19,241	10,243
Investing activities
Purchases of property and equipment	(5,771)	(6,285)
Purchases of intangible assets	(1,006)	(1,038)
Acquisitions, net of cash acquired	(11,141)	—
Restricted cash	(96)	—
Net cash used in investing activities	(18,014)	(7,323)
Financing activities
Proceeds from/ Net repayment of short-term borrowings	21,704	(13)
Acquisition of business, deferred consideration	(3,701)	(12,707)
Repurchases of common stock	(17,053)	(1,982)
Repayment of capital lease obligations	(1,842)	(58)
Net cash used in financing activities	(892)	(14,760)
Effect of exchange rate changes on cash and cash equivalents	(3,189)	549
Net decrease in cash and cash equivalents	(2,854)	(11,291)
Cash and cash equivalents at beginning of year	104,357	109,558
Cash and cash equivalents at end of period	$101,503	$98,267

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	Three months ended June 30,
	2018	2018		2018
	GAAP	Adjustments		Non-GAAP
Operating income	7,944	10,953	(a)	18,897
Operating margin	3.7%	5.1%		8.8%
Net income	4,698	9,840	(b)	14,538
Diluted earnings per share	$0.14	—		$0.43

	Three months ended June 30,
	2017	2017		2017
	GAAP	Adjustments		Non-GAAP
Operating income	6,070	11,904	(a)	17,974
Operating margin	2.9%	5.7%		8.6%
Net income	6,317	10,803	(b)	17,120
Diluted earnings per share	$0.18	—		$0.50

Luxoft Holding, Inc
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)
(In thousands of US dollars, except per share amounts and percentages)

	Three months ended June 30,
(a)	2018	2017
Adjustments to GAAP operating income
Stock-based compensation expense	$6,186	$8,052
Amortization of purchased Intangible assets	3,960	4,373
Gain from revaluation of contingent liability	—	(1,220)
Acquisition related costs	807	699
Impairment loss	—	—
Total Adjustments to GAAP income from operations:	$10,953	$11,904

	Three months ended June 30,
(b)	2018	2017
Adjustments to GAAP net income
Stock-based compensation expense	$6,186	$8,052
Amortization of purchased Intangible assets	3,960	4,373
Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability	67	(419)
Acquisition related costs	807	699
Impairment loss	—	—
Tax effect of the adjustments	(1,180)	(1,902)
Total Adjustments to GAAP net income :	$9,840	$10,803

	Three Months Ended
	June 30,
	2018	2017
Net income	$4,698	$6,317
Adjusted for:
Interest Income	34	(17)
Unwinding of discount rate for contingent liability, loss	67	801
Income tax	1,241	1,030
Depreciation and Amortization	10,770	10,730
EBITDA	$16,810	$18,861
Adjusted for
Stock based compensation	6,186	8,052
Gain from revaluation of contingent liability	—	(1,220)
Acquisition related costs	807	699
Impairment loss	—	—
Adjusted EBITDA	$23,803	$26,392

Luxoft Holding, Inc
Schedule of supplemental information
(Unaudited)
(In thousands; except percentages)

	Revenue for the three months ended June 30,
	2018		2017
Client location	Amount	% of sales	Amount	% of sales
North America	$68,147	32.0%	$79,826	38.2%
Europe (excl. U.K.)	73,162	34.4%	65,501	31.3%
U.K.	45,400	21.3%	48,129	23.0%
APAC	13,268	6.2%	7,025	3.4%
Russia	10,318	4.8%	7,562	3.6%
Other	2,495	1.3%	1,199	0.5%
Total	$212,790	100.0%	$209,242	100.0%

	Revenue for the three months ended June 30,
	2018		2017
Line of Business	Amount	% of sales	Amount	% of sales
Financial Services	$118,089	55.5%	$113,470	54.2%
Digital Enterprise	50,759	23.8%	60,638	29.0%
Automotive	43,942	20.7%	35,134	16.8%
Total	$212,790	100.0%	$209,242	100.0%

LUXOFT HOLDING, INC.
Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures
(Unaudited)
(In thousands of US dollars, except share, per share amounts and percentages)

Three Months Ended September 30, 2018
Revenue	$225,000

Net income	$9,371
Adjusted for:
Interest Income	10
Unwinding of discount rate for contingent liability, loss/ (gain)	1,768
Income tax	11,012
Depreciation and Amortization	46
EBITDA	$22,207
Adjusted for:
Stock based compensation	6,390
Change in fair value of contingent consideration	46
Acquisition related costs	1,665
Adjusted EBITDA	$30,308
Adjusted EBITDA margin	13.5%

Net income	$9,371
Adjusted for:
Stock-based compensation expense	6,390
Amortization of purchased Intangible assets	3,936
Change in fair value of contingent consideration	—
Unwinding of discount rate for contingent liability, loss/ (gain)	46
Acquisition related costs	1,665
Tax effect of the adjustments	(1,735)
Total adjustments to Net Income	$10,302
Adjusted Net Income	$19,672
Diluted weighted average ordinary shares outstanding	33,466,222
Adjusted EPS	$0.59

	Three Months Ended September 30, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$9,371	$10,302	$19,672
Diluted earnings per share	$0.28		$0.59